Room 4561

December 21, 2006

Mr. Michael R. Stanfield
Chief Executive Officer
Intersections, Inc.
14901 Bogle Drive
Chantilly, VA 20151

> **RE:** **Intersections, Inc.**
> **Form 10-K For the Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006**
> **and September 30, 2006**
> **File No. 005-50580**

Dear Mr. Stanfield:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 36

1. We note your disclosure that your CEO and CFO have concluded that the Company's disclosure controls and procedures are effective in "timely making known to us material information relating to us and our consolidated subsidiaries required to be disclosed in our reports filed or submitted under the Exchange Act". Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be

disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Also, clarify, if true, that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e).

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2. In light of the fact that SAB 101 was superceded by SAB 104 in December 2003, clarify for us, how the Company's revenue recognition policy complies with SAB 104.

Schedule II – Valuation and Qualifying Accounts

3. We note that write-offs increased 136% from that of 2004 while gross receivables increased 48% and revenues increased 8%. Explain to us the reason for the disproportionate increase. Tell us whether there have been any changes to your credit or collection policies at year-end that have resulted in the increase in write-offs and if such changes affected your revenue recognition. In addition, clarify for us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Form 10-Q dated September 30, 2006

Item 4. Controls and Procedures, page 31

4. We note your disclosures that "except for changes noted below, there have been no changes in our internal controls over financial reporting for the third quarter of 2006…" Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Furthermore, you indicate that the Company is currently engaged in "refining and harmonizing" the internal controls and processes of the combined joint venture and CMSI. Please explain what is involved in the "refining and harmonizing" process. Tell us whether the Company has identified weaknesses in the internal controls of these entities. If so, please explain such weaknesses and the steps you are taking to correct them.

Form 8-K/A Dated September 18, 2006

Chartered Marketing Services, Inc.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

5. We note that the Company's products include (a) accidental death insurance, (b) identity theft and credit management services, (b) membership products that provide discounts on health care-related products and services, financial and legal services and home and auto care-related products and services. We further note that revenues are recognized when earned. For each of your product and services offerings, please tell us when revenue is considered earned and explain how you determined that the four criteria for revenue recognition of SAB 104 have been met. Also, tell us how you considered EITF 99-19 in accounting for such revenues. Furthermore, we note that insurance premiums collected from customers and remitted to insurance carriers are excluded from the Company's revenues and operating expenses. Is any portion of the Company's revenues obtained from sale of insurance products or are all insurance-related products sold through insurance carrier?

6. Tell us what the Company considers to be the costs of providing such products and services. Tell us where you have classified such costs in the Company's September 30, 2006 Form 10-Q.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief